Exhibit 99.1

Lianluo Smart Announces Annual General Meeting Time

BEIJING, May 4, 2017 -- Lianluo Smart Limited (ticker: LLIT) ("Lianluo Smart" or the "Company") has announced that it will hold its Annual General Meeting on June 9, 2017 at Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People's Republic of China at 10 a.m., Beijing time (10 p.m. on June 8, 2017, Eastern time).

Proxies submitted by the Internet or telephone must be received by 10:00 a.m., Eastern Time, on June 8, 2017.

Holders of ordinary shares of record on the close of business on May 1, 2017 (Beijing time) (the "Record Date") or their proxy holders are entitled to vote at the annual general meeting or any adjournment or postponements thereof. Each ordinary shareholder has one vote for each ordinary share held as of the close of business on the share record date.

Management looks forward to sharing the Company's strategy and development plan with shareholders during this meeting and providing an opportunity to exchange insights with attendees.

Vote by Internet

•	Go to www.investorvote.com/LLIT
•	Follow the steps outlined on the secure website

Vote by telephone

•	Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
•	Follow the instructions provided by the recorded message

Conference Call Information

Live Participant Dial In (From China): +86-10-59321988

Live Participant Dial In (From USA): +1- 866-620-9467

Password: 71944058

About Lianluo Smart Limited

Lianluo Smart Limited is a professional intelligent smart products provider, which develops, markets and sells medical wearable devices, intelligent smart devices and ecosystem platform in China. The medical wearable devices sector's major products are wearable sleep respiratory devices. It provides medical-grade detection and monitoring to OSA (Obstructive Sleep Apnea) syndrome patients. The smart devices sector is specialized in easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. The smart ecosystem platform interconnects things and things, things and human. Lianluo Smart is endeavoring to become a leading provider of intelligent smart products both in domestic and international markets. More information may be found at www.lianluosmart.com.

For more information, please contact:

Lianluo Smart Limited
Mary Li
+86 10-8860-9850 ext 852